

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2014

Via E-mail
Rubel Yilmaz
Chief Financial Officer
VTTI Energy Partners LP
25-27 Buckingham Palace Road
London, SW1W 0PP United Kingdom

> **Re:** **VTTI Energy Partners LP**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted May 29, 2014**
> **CIK No. 0001605725**

Dear Mr. Yilmaz:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors

Risks Inherent in Our Business, page 21

If VTTI's business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments …, page 35

1. We note your disclosure that you do not currently have any contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, news reports indicate that Vitol, which you disclose is the source of the majority of your revenues and is your indirect 50% owner, has had dealings involving Cuba, Iran, Sudan and Syria.

Cuba, Iran, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, if any, whether through subsidiaries, affiliates, partners, customers, joint venture or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2.   Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last two fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

3.   You state on page 35 that CISADA expanded the scope of the prohibitions of the "former" Iran Sanctions Act "to non-U.S. companies." Please revise the disclosure to remove any implication that non-U.S. companies could not be sanctioned under the Iran Sanctions Act prior to the adoption of CISADA.

Summary Historical Financial and Operating Data, page 19

4.   After the transactions relating to your offering are completed, we note that you will control the assets and operations of VTTI MLP B.V. ("VTTI Operating") through ownership of 51% of VTTI Operating's voting shares. Please tell us about the rights that will be granted to the non-controlling shareholder and provide us with your analysis of the guidance per FASB ASC Topic 810-10-25 regarding the effect of non-controlling rights on consolidation.

Unaudited Pro Forma Combined Balance Sheet, page P-2

5.   We note you have presented a pro forma balance sheet, but not a pro forma statement of income. Please tell us how you concluded that the presentation of a pro forma statement of income is not necessary or revise your disclosure. Refer to Rule 11-02 of Regulation S-X.

<u>Closing Comments</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Donald Delaney, Staff Accountant, at (202) 551-3863 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Sean T. Wheeler
Latham & Watkins LLP